Exhibit 4.1


                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

                            1996 EMPLOYEE STOCK PLAN


Section 1.   Purpose

The purpose of this employee stock plan (the "Plan") is to promote the interests of Universal Stainless & Alloy Products, Inc., a Delaware corporation (the "Company"), its affiliates, and its stockholders by providing employees with an opportunity to acquire a proprietary interest in the Company, and thereby develop a stronger incentive to put forth maximum effort for the continued success and growth of the Company and its affiliates.

Section 2.   Administration

All administrative duties hereunder shall rest with the Board of Directors of the Company (the "Board"), except to the extent the Board appoints from among its members a committee to administer the Plan (in either case, the group administering the Plan is hereinafter referred to as the "Committee"). The construction and interpretation by the Committee of the terms and provisions of the Plan and the agreements entered into thereunder shall be final and conclusive.

Section 3.   Shares Subject to the Plan

The shares that may be issued under the Plan shall be shares of common stock of the Company, par value $.001 per share ("Common Stock"). The total number of shares issued pursuant to the Plan shall not exceed 11,800 shares of Common Stock. Shares of Common Stock issued under the Plan may be shares held by the Company either as treasury shares or as authorized but previously unissued shares.

Section 4.   Eligibility

Participation is limited to those individuals who are full-time employees of the Company on the day of issuance and were full-time employees of the Company as of May 22, 1996 and who have not received stock under the 1994 Employee Stock Plan or an award under the 1994 Stock Incentive Plan and who have completed or who complete 1040 hours of actual work (not equivalent to continuous service) in the case of hourly employees or 130 actual work days in the case of salary employees by December 31, 1996 (the "Eligible Employees").

Section 5.   Stock Awards

As soon as practicable following the adoption of the Plan by the Board, the Committee shall issue 100 shares of Common Stock to each individual who is an Eligible Employee as of May 22, 1996 without the payment of any cash consideration. Thereafter the Committee

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may, in its discretion, issue shares to an Eligible Employee without payment of any cash consideration. A certificate for Common Stock so awarded shall be issued in the name of each Eligible Employee receiving Common Stock.

Section 6.   Non-Transferability of Shares

Shares of Common Stock issued pursuant to the Plan shall not be transferable by an Eligible Employee during the one year period beginning on the date the shares of Common Stock are issued (the "Restricted Period").

Certificates representing shares issued hereunder shall bear a legend prohibiting transfer of such shares. Upon the expiration of the Restricted Period and submittal of the original certificate, the restrictions on transfer shall lapse and a new certificate representing such shares will be issued without the restrictive legend described above.

Section 7.   Tax Withholding

Shares of Common Stock shall be issued subject to the satisfaction of applicable tax withholding obligations which may be satisfied by the Company. In the event the Company satisfies the tax withholding obligation of an Eligible Employee, the Company shall also satisfy any additional withholding obligations that arise in connection therewith.

Section 8.   Employment Obligations

The issuance of Common Stock to an Eligible Employee shall not impose upon the Company any obligation to employ or continue to employ an Eligible Employee. The right of the Company to terminate the employment of any employee shall not be diminished or affected in any way by reason of the fact that Common Stock has been issued to such Eligible Employee.

Section 9.   Amendment of the Plan

The Board of Directors may at any time and from time to time modify, amend or terminate the Plan.

Section 10.  Governing Law

The Plan and all Award agreements issued hereunder shall be governed by the laws of the State of Delaware.

Section 11.  Effective Date and Duration of the Plan

The Plan shall become effective when adopted by the Board.


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The Plan shall terminate upon the earlier of (i) the close of business on
December 31, 1996, or (ii) the date on which all shares available for issuance under the Plan shall have been issued, or (iii) the date on which the Board takes formal action to terminate the Plan.

Notwithstanding the foregoing, the transfer restrictions set forth in Section 6 of the Plan with respect to a share of Common Stock issued hereunder shall not terminate earlier than the end of the Restricted Period with respect to such share.

Adopted by the Board of Directors
on May 22, 1996



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